Exhibit 99.1

ASX ANNOUNCEMENT 28 January 2026

Radiopharm Theranostics Reports Half-Year Financial Results and Business Updates

Interim results from Phase 2b clinical trial of RAD 101 showed 92% of evaluable participants met the primary endpoint of MRI concordance in imaging study of patients with brain metastases

Interim data from additional cohorts of the Phase 1 clinical trial of RAD 202 and RAD 204 in advanced solid tumors are expected in mid-2026

Cash and cash equivalents of approximately $34.52 million provide runway into 2027 to advance pipeline of high value radiotherapeutic programs through key clinical and regulatory milestones

Sydney, Australia – 28 January 2026 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced financial results for the first six months of fiscal 2026 ended 31 December 2025 and provided an update on its clinical pipeline with an outline of its expected milestones for 2026.

“2025 was a year of strong execution across our pipeline, as we presented unprecedented imaging data from our RAD 101 diagnostic program, received Data Safety Monitoring Committee approval to escalate dosing in both RAD 204 and RAD 202 programs and secured clearance to advance both RV-01 and RAD 402 into Phase 1 clinical trials,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “As we enter 2026, we remain laser-focused on advancing our radiopharmaceutical assets and taking a deliberate approach to pipeline prioritization. This year, we aim to deliver meaningful data from across multiple programs, expand treatment and diagnostic options for patients with solid tumors, and create long-term value for all stakeholders.”

Program and Business Updates

18F-RAD101 – Small molecule targeting fatty acid synthase radiolabeled with Fluorine-18

RAD 101 is being evaluated in a single-arm U.S. Phase 2b clinical trial for the diagnostic performance of the molecule in 30 individuals with confirmed recurrent brain metastases from solid tumors of different origins. RAD 101 has received U.S. Food and Drug Administration (FDA) Fast Track Designation to expedite the review process and help bring the novel imaging small molecule to the over 300,000 patients diagnosed annually in the U.S. with cerebral metastases. The study is currently enrolling patients and anticipates completing enrollment in the first quarter of 2026.

●	In December 2025, Radiopharm Theranostics announced interim data from the first twelve patients in the Phase 2b trial of RAD 101, with 92% of evaluable patients achieving concordance with MRI imaging, the primary endpoint.

●	These promising interim results are in line with the Phase 2a results and, if confirmed, will trigger the preparation of a multi-center, multi-country Phase 3 registrational trial.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

177Lu-RAD202 – Nanobody targeting HER2 radiolabeled with Lutetium 177

The Company continues to evaluate RAD 202 in the Phase 1 ‘HEAT’ clinical trial in patients with Human Epidermal Growth Factor Receptor 2 (HER2)-positive advanced solid tumors. HER2 is overexpressed in breast cancer and several other solid tumors and represents a validated target in oncology. RAD 202 has demonstrated clinical proof-of-concept with positive safety and biodistribution and was recently recommended by the Data Safety and Monitoring Committee (DSMC) to progress to the next dose level of 75mCi in the ‘HEAT’ trial.

●	Recently completed dosing at the 30mCi dosing level and is moving to the next dose level of 75mCi following recommendation from the DSMC.

●	Data available from the first three patients in the first cohort of the study show significant tumor uptake in HER2 positive tumors.

●	RAD 202 has shown a favorable safety profile with no drug-related adverse events reported.

●	The Company expects to complete enrollment in the higher dose Cohort 2 and to have data from both the first and second cohorts in the first half of 2026.

177Lu-RAD204 – Nanobody targeting PD-L1 radiolabeled with Lutetium 177

RAD 204 is continuing to be evaluated in a Phase 1 study in PD-L1-driven cancers, including Non-Small Cell Lung Cancer (NSCLC), Small-Cell Lung Cancer (SCLC), Triple-negative Breast Cancer (TNBC), Cutaneous Melanoma, head and neck squamous cell carcinoma (HNSCC) and Endometrial Cancer. Previous Phase 1 imaging data of 16 NSCLC patients treated with RAD 204 demonstrated that the diagnostic compound is safe and is associated with acceptable dosimetry.

●	The Company completed enrollment of the second cohort of the Phase 1 study of RAD 204 and can proceed with dosing patients in the third cohort with an updated dose of 90mCi of Lu177 as approved by the Data and Safety Monitoring Committee.

●	Two out of three patients in the 30mCi cohort exhibited stable disease for 5.5 months in metastatic NSCLC, compared to historical data of 3.5 months PFS with standard of care (SOC).

●	Initial data from the first six patients across the first two cohorts show tumor uptake in the PD-L1-positive lesions, in line with published results of the previously conducted imaging study.

●	RAD 204’s safety profile is reassuring and there have been no drug-related adverse events reported.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

Lu177-RV 01 – monoclonal antibody targeting 4Ig isoform of B7H3 radiolabeled with Lutetium 177

RV-01 (Betabart) is a monoclonal antibody targeting the 4Ig isoform of B7H3, an immune checkpoint protein that is highly expressed in tumors and not in healthy tissue. In multiple preclinical studies, RV-01 has shown tumor shrinkage and prolonged survival. This is the first radiopharmaceutical therapeutic developed by Radiopharm Ventures, a Joint Venture between Radiopharm Theranostics and the MD Anderson Cancer Center.

●	In January 2026, the Company increased its ownership in Radiopharm Ventures from 75% to 87.5% as the joint venture continues to show promising progress in its cancer therapeutic pipeline, including the advancement of its leading B7H3 candidate and other preclinical assets.

●	In July 2025, RV-01 received Investigational New Drug clearance from the FDA to initiate the first-in-human Phase 1 clinical trial. The Company expects to dose the first patients in the Phase 1 trial in the first quarter of 2026.

Tb161-RAD 402 – Monoclonal antibody targeting KLK3 radiolabeled with Terbium 161

RAD 402 is a monoclonal antibody targeting Kallikrein Related Peptidase 3 (KLK3) radiolabelled with the radionuclide 161Tb for the treatment of prostate cancer. In preclinical studies, RAD 402 in mouse xenografts showed strong tumor targeting, limited bone and marrow uptake, and a hepatic excretion profile consistent with expectations for a monoclonal antibody.

●	In November 2025, RAD 402 was granted Bellberry Human Research Ethics Committee approval in Australia to initiate a First-In-Human (FIH) Phase 1 clinical trial of RAD 402 for the treatment of metastatic or locally advanced prostate cancer.

●	The Company anticipates initiating a Phase 1 trial of RAD 402 in adults with metastatic or locally advanced prostate cancer in Q1 2026.

Ga68-RAD301 – Peptide targeting αvB-integrin radiolabeled with Gallium 68

RAD 301 is being evaluated in a Phase 1 imaging trial in patients with Pancreatic Ductal Adenocarcinoma (PDAC). The αvB-integrin is a cellular marker for tumor invasion and metastatic growth, which correlates with decreased survival in several carcinomas, particularly pancreatic. RAD 301 has previously received Orphan Drug Designation (ODD) from the FDA and data from the Phase 1 trial is supportive of the Company’s decision to move to a Phase 2 imaging trial in patients with loco-regional pancreatic cancer.

●	Enrollment in the Phase 1 imaging trial in metastatic pancreatic cancer continues, having dosed 8 patients out of 9, with the last patient expected in Q1 2026.

●	Initial data from the first six patients demonstrated confirmed safety and significant uptake in the AvB6 positive lesions.

The unmet medical need in the earlier stage of disease and the larger disease prevalence compared to the patient population of the current Phase 1 trial have influenced the decision to evaluate RAD 301 in loco-regional pancreatic cancer.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

Financial Update

The following is a summary of the Appendix 4C Cash Flow Report:

●	The half-year closing cash balance was $34.52 million, a rise from $29.12 million at the close of the year-end balance.

●	Net cash outflows from operating activities for the 6 months ended 31 December 2025 totaled $22.67 million.

●	In October 2025, Radiopharm Theranostics announced that it had received firm commitments from international and Australian institutional and industry investors to raise approximately $35 million by way of private placement.

In compliance with Listing Rule 4.7C, payments to related parties and their associates, as detailed in item 6.1 of Appendix 4C, encompass remuneration for director fees to executive and non-executive directors, conducted in the ordinary course of business at commercial rates, excluding reimbursements for out-of-pocket expenses.

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and four Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Radiopharm Theranostics Limited
ABN	Quarter ended (“current quarter”)
57 647 877 889	31 December 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for
	research and development	(10,448)	(19,351)
	product manufacturing and operating costs	-	-
	advertising and marketing	(98)	(228)
	leased assets	-	-
	staff costs	(2,336)	(6,311)
	administration and corporate costs	(816)	(1,874)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	107	262
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	4,485
1.8	Other – GST refunded	211	345
1.9	Net cash from/(used in) operating activities	(13,380)	(22,672)
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	businesses	-	-
	property, plant and equipment	-	-
	investments	-	-
	intellectual property	-	-
	other non-current assets	-	-
2.2	Proceeds from disposal of:
	(a) entities	-	-
	businesses	-	-
	property, plant and equipment	-	-
	investments	-	-
	intellectual property	-	-
	other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other - payments of license fee liabilities	(4,548)	(5,312)
2.6	Net cash from/(used in) investing activities	(4,548)	(5,312)

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	35,263	35,263
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(1,815)	(1,825)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other – (provide details if material)	-	-
3.10	Net cash from/(used in) financing activities	33,448	33,438
4.	Net increase/(decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	19,041	29,117
4.2	Net cash from/(used in) operating activities (item 1.9 above)	(13,380)	(22,672)
4.3	Net cash from/(used in) investing activities (item 2.6 above)	(4,548)	(5,312)
4.4	Net cash from/(used in) financing activities (item 3.10 above)	33,448	33,438
4.5	Effect of movement in exchange rates on cash held	(46)	(56)
4.6	Cash and cash equivalents at end of period	34,515	34,515

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	34,515	19,041
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	34,515	19,041

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	514
6.2	Aggregate amount of payments to related parties and their associates included in item 2

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

 In accordance with Listing Rule 4.7C, payments made to related parties and their associates included in items 6.1 of the Appendix 4C includes compensation and director fee related payments in the normal course of business at commercial rates, excluding reimbursements of out-of-pocket expenses.

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.
N/A

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from/(used in) operating activities (item 1.9)	(13,380)
8.2	Cash and cash equivalents at quarter end (item 4.6)	34,515
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	34,515

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.58

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 28 January 2026

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 28 January 2026

Authorised by:	The Board

(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889